1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
JOHN M. THORNTON john.thornton@dechert.com +1 202 261 3377 Direct +1 202 261 3077 Fax

January 28, 2013

Via EDGAR

Mr. Houghton R. Hallock

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)
SEC File Numbers: 033-17619 and 811-05349

Dear Mr. Hallock:

This letter responds to comments you provided to Michelle Wong and me in a telephonic discussion on January 17, 2012, with respect to your review of Post-Effective Amendment No. 336 (“PEA No. 336”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on December 3, 2012. PEA No. 336 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 for the purpose of updating disclosure related to the investment strategies of the Goldman Sachs Income Builder Fund (formerly, Goldman Sachs Balanced Fund) (the “Fund”). We have reproduced your comments below, followed by our responses.

1.	Comment: Please indicate whether “Acquired fund fees and expenses” should be included as a separate line item in the “Annual Fund Operating Expenses” table in light of the Fund’s ability to invest in other investment companies.

Response: The Fund hereby confirms that its “Acquired fund fees and expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

2.	Comment: With respect to the Fund’s “Principal Strategy” disclosure, please indicate the extent to which the Fund expects to invest in other investment companies, real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”).

January 28, 2013 Page 2

Response: The Fund’s investments in other investment companies, REITs and MLPs are generally limited by its investment objective and strategies. In addition, with respect to investments in other investment companies, the Fund is subject to the limits imposed by Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”) (although it may take advantage of relief provided by statute or rule, or other forms of exemptive relief granted by the Securities and Exchange Commission (“SEC”)). The Fund’s Prospectus describes this under “Investment Management Approach-Other Investment Practices and Securities” and “Appendix A-Portfolio Securities and Techniques-Other Investment Companies.” Accordingly, the Investment Adviser believes that it is appropriate to include these investments as part of the Fund’s principal strategies, but does not believe that it is appropriate to attempt to quantify the extent of its expected usage of each, which is subject to change.

3.	Comment: Please consider including, under “Principal Strategy” in the Fund’s Summary section, disclosure about the Fund’s value investment philosophy and its process of determining when to sell an investment (such disclosure appears under “Investment Management Approach”).

Response: The Fund has incorporated your comment.

4.	Comment: Under “Performance” in the Fund’s Summary section, the Prospectus notes the change in the Fund’s benchmarks in a footnote to the “Average Annual Total Return” table. Please consider providing additional disclosure about these changes and relocate this disclosure to the narrative portion of this section, above the tables. Please also provide the necessary disclosure required by Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response: The Fund has incorporated your comment.

5.	Comment: Under “Investment Management Approach-Principal Investment Strategies”, the Prospectus states that it is anticipated that the Fund’s portfolio turnover rate will normally exceed 100%. Please consider adding similar disclosure under “Principal Strategy” in the Fund’s Summary section.

Response: Upon further review, the Investment Adviser has determined that the Fund’s portfolio turnover rate is not ordinarily expected to exceed 100% each year. Accordingly, this disclosure has been deleted from the Prospectus.

6.	Comment: With respect to certain types of cash-settled derivatives, the SEC staff is considering providing guidance regarding how funds should maintain asset coverage (for purposes of Section 18 of the 1940 Act). Please confirm that any such guidance will be considered by the Fund.

January 28, 2013 Page 3

Response: The Fund hereby confirms that it will consider such future guidance as issued by the SEC or SEC staff.

Please do not hesitate to contact the undersigned at 202.261.3377 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ John M. Thornton

John M. Thornton

cc:	Robert Griffith, Vice President, Goldman Sachs Asset Management, L.P.